UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: April 1, 2013

For immediate release

April 1, 2013

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Makita Announces Schedule for Delisting of American Depositary Shares from NASDAQ

Makita Corporation (“Makita”) provided written notice to the NASDAQ Stock Market (“NASDAQ”) of its intention to voluntarily delist its American Depositary Shares (“ADS”) on April 1, 2013 (U.S. local time), based on the resolution of its Board of Directors as announced on January 31, 2013.

1. Schedule (U.S. local time)

April 1, 2013:	Makita to provided NASDAQ with a written pre-notice of the delisting application.
April 11, 2013:	Makita to file Form 25 with the U.S. Securities and Exchange Commission (“SEC”) for NASDAQ delisting and SEC deregistration.
April 22, 2013:

Delisting to become effective.

Makita to file Form 15F with the SEC to terminate Makita’s reporting obligations under the Exchange Act. Makita’s reporting obligations under the Exchange Act will be suspended as of the filing of Form 15F.

July 22, 2013:	Termination of Makita’s reporting obligations under the Exchange Act, if there are no objections from the SEC within 90 days of the filing of Form 15F.

2. ADR Program

Makita intends to maintain its American Depositary Receipt program in the U.S., and therefore anticipates that its ADS will continue to be traded in the U.S. on the over-the-counter market.

3. Listed Stock Exchanges Following NASDAQ Delisting

Tokyo Stock Exchange, Nagoya Stock Exchange

4. Contact Information for Inquiries Regarding Makita’s ADS

The Bank of New York Mellon

Phone:	1-888-BNY-ADRS (1-888-269-2377, toll free in USA)
1-201-680-6825 (Outside USA)
Website:	www.adrbny.com
E-mail:	shrrelations@bnymellon.com

Shareowner Service Representatives are available Monday through Friday, from 9:00 a.m. to 5:00 p.m. Eastern Time in the United States.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors.

Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of press release originally issued in Japanese